UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 July 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

1 July 2026

Retirement of Mike Henry as Executive Director

Mike Henry retired as an Executive Director of BHP Group Limited on 30 June 2026.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entity	BHP Group Limited
ABN 49 004 028 077

We (the entity) give the ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of director	Mike Henry
Date of last notice	30 June 2026
Date that director ceased to be director	30 June 2026

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

643,505 maximum number of performance rights under the Long Term Incentive Plan (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan subject to satisfying applicable service and performance conditions).

340,109 deferred rights under the Cash and Deferred Plan (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan subject to satisfying applicable service conditions).

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Citicorp Nominees Pty. Limited	471,723 ordinary shares in BHP Group Limited held by Citicorp Nominees Pty. Limited in a shareholder account of which Mike Henry is the sole beneficiary

Aurora Nominees Limited	84,671 depositary interests each representing one ordinary share in BHP Group Limited held by Aurora Nominees Limited in a shareholder account of which Mike Henry is the sole beneficiary

Part 3 – Director’s interests in contracts

Detail of contract	Nil
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Authorised for release by Stefanie Wilkinson, Group Company Secretary

Stefanie Wilkinson

T: +61 3 9609 3333

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 1 July 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary